UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
September 28, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-

SIGNATURES

SIGNATURES
Date September 28, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso closes the divestment of its German press and energy business
(Helsinki, Finland, September 28, 2007) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso has finalized the sale of assets of its press and energy business in Hannover, Germany to Siempelkamp Energy Systems GmbH, a wholly owned subsidiary of Siempelkamp Maschinen- und Anlagenbau GmbH & Co. KG of Germany. The business is transferred to the buyer on September 28, 2007. Metso will book a small gain related to the divestment in the third quarter of 2007.
On the date of the transfer, Metso Panelboard discontinues to offer its own continuous presses, energy plants and related aftermarket services to the wood-based panels market, and the related service and modernization business are taken over by Siempelkamp.
Metso Panelboard continues as a business line within Metso Paper business area. Following the divestment, Metso Panelboard will remain a major supplier to the global wood-based panels industry, with focus on supplying key process units and environmental solutions for MDF and particleboard production through its own sales and service organization.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its more than 26,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Pentti Välimäki, President, Metso Panelboard
Tel. +358 40 500 5009
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.